Legal Services Division Finance & Treasury Legal Team 2nd Floor Peace Hills Trust Tower 10011 – 109 Street Edmonton, Alberta T5J 3S8 Canada Telephone: 780-422-7677 Email: margaret.mansell@gov.ab.ca

November 19, 2020

Thomas Kluck

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Province of Alberta

Registration Statement under Schedule B (Registration No. 333-248552), filed on September 2, 2020 and amended on November 19, 2020

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, the Province of Alberta (the “Province”), respectfully requests the acceleration of the effectiveness of the above-referenced registration statement, so as to become effective at 4:00 p.m. (Eastern Time) on November 23, 2020, or as soon as possible thereafter.

Please contact Christopher J. Cummings at (416) 504-0522 of Paul, Weiss, Rifkind, Wharton & Garrison LLP should you have any questions or comments regarding this letter.

Very truly yours,

DEPARTMENT OF JUSTICE AND SOLICITOR GENERAL, PROVINCE OF ALBERTA

By:	/s/ Margaret Mansell
Margaret Mansell
Legal Counsel

cc:	Lowell Epp, Province of Alberta

Kent Gislason, Province of Alberta

Rose Park, Province of Alberta

Sheldon Wagner, Province of Alberta

Christopher J. Cummings, Paul, Weiss, Rifkind, Wharton & Garrison LLP